Filed by American Acquisition Opportunity Inc.

(Commission File No. 1-40233)

pursuant to Rule 425 under the Securities Act  of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject company: American Acquisition Opportunity Inc.

Registration Statement No. 333-268817

SUPPLEMENT NO. 1

(To the Proxy Statement/Prospectus dated October 20, 2023)

This Supplement No. 1 (this “Supplement”) supplements the proxy statement/prospectus dated October 20, 2023 (the “Proxy Statement/Prospectus”) that was mailed by American Acquisition Opportunity Inc., a Delaware corporation (“American Acquisition Opportunity”), to its stockholders in connection with its special meeting of stockholders to be held on October 30, 2023 to consider an Agreement and Plan of Merger (as amended, the “Business Combination Agreement”) by and between the Company, Royalty Merger Sub, Inc., a wholly-owned subsidiary of American Acquisition incorporated in the State of Indiana (“Merger Sub”), and Royalty Management Corporation, an Indiana corporation (“Royalty”), pursuant to which Merger Sub will merge with and into Royalty, with Royalty surviving the merger and becoming a wholly-owned direct subsidiary of American Acquisition Opportunity (collectively with the other transactions described in the Business Combination Agreement, the “Business Combination. American Acquisition Opportunity filed the Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form S-4 (Registration No. 333-268817), which was declared effective by the SEC on October 20, 2023. Capitalized terms used in this Supplement and not otherwise defined herein have the respective meanings ascribed to them in the Proxy Statement/Prospectus.

This purpose of this Supplement is to update and supplement information contained in the Proxy Statement/Prospectus, and this Supplement is not complete without, and may not be delivered or utilized except in combination with, the Proxy Statement/Prospectus, including any other amendments or supplements thereto. This Supplement should be read in conjunction with the Proxy Statement/Prospectus, and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement. This Supplement modifies and supersedes, in part, the information in the Proxy Statement/Prospectus. Any information in the Proxy Statement/Prospectus that is modified or superseded by the information in this Supplement shall not be deemed to constitute a part of the Proxy Statement/Prospectus except as modified or superseded by this Supplement.

This Supplement does not affect the date of the special meeting, which will be held on October 30, 2023 at 8:00 a.m., Eastern Time, via a live webcast at https://www.cstproxy.com/amao/bc2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

You do not have to take any action if you have previously voted, given your proxy or exercised your redemption right and do not wish to change your vote or choice to exercise your redemption right. If you have already voted or given your proxy and wish to change your vote or if you wish to change your election to exercise your redemption right, you should follow the procedures described in the Proxy Statement/Prospectus. If you have not already voted, we urge you to do so. Your vote is important regardless of the number of shares you own.

You should carefully consider the matters discussed under “Risk Factors” beginning on page 31 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the Business Combination, the issuance of securities in connection with the Business Combination or the other transactions described in the Proxy Statement/Prospectus or this Supplement, or passed upon the adequacy or accuracy of the disclosure in the Proxy Statement/Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The date of this Supplement is October 25, 2023.

AMERICAN ACQUISITION OPPORTUNITY INC.

PROSPECTUS SUPPLEMENT

The purpose of this Supplement is to correct the tabular disclosure on pages 14, 26, 40, 61 and 80 of the Proxy Statement/Prospectus which detailed the ownership of certain officers and directors of American Acquisition Opportunity in Royalty as of immediately prior to the Business Combination along with the value of the shares of Class A Common Stock such individuals or entities would receive in exchange for such shares. The second column of the table was to show the dollar value of the investment made into Royalty but it showed the value of the shares of Royalty Common Stock prior to the Business Combination using a value of $6.50 per share which is the conversion price for Royalty’s outstanding convertible debt. The corrected table is as follows:

Stockholder (Related Party)	Ownership in Royalty as of the Business Combination	Total Dollar Investment	Value of Shares of Royalty Common Stock Pre-Business Combination(1)	Shares of Class A Common Stock To Be Received(2)	Value of Shares of Class A Common Stock to be Received(3)
White River Holdings LLC (Mark Jensen)	1,303,672	--	$8,473,868	1,959,935	$19,599,350
First Frontier Capital LLC (Thomas Sauve)	1,438,850	--	$9,352,525	2,163,161	$21,631,610
Liberty Hill Capital Management LLC (Kirk Taylor)	944,600	--	$6,139,900	1,420,108	$14,201,080

____________

(1) Based on a value of $6.50 per share.

(2) Based on approximate Exchange Ratio of 1.5034 shares of American Acquisition Opportunity Class A Common Stock for each share of Royalty Common Stock.

(3) Based on a value of $10.00 per share.

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